Magda El Guindi-Rosenbaum
+1.202.373.6091
mer@morganlewis.com

VIA EDGAR

June 29, 2017

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Aspiriant Trust (File Nos. 333-178600 and 811-22648)

Dear Ms. DiAngelo Fettig:

On behalf of Aspiriant Trust (the “Trust”), this letter responds to comments you provided orally on June 2, 2017, regarding the SOX review of the Trust’s filings. Your comments, which primarily relate to the Trust’s February 28, 2017 Annual Report, are set forth below followed by the Trust’s responses.

1.
Comment: Regarding the Aspiriant Risk-Managed Equity Allocation Fund (“Equity Fund”), the annual report indicates that the Equity Fund’s participation in securities lending represented about 10% of its assets. Why isn’t securities lending disclosed as a principal investment strategy in the Equity Fund’s prospectus?

Response: The Trust represents that, historically, securities lending has not been a principal investment strategy due to its low utilization within the Equity Fund. The Trust represents that, going forward, it will disclose securities lending as a principal investment strategy if it is expected to continue to be used at the same utilization rate as in the February 28, 2017 Annual Report.

2.
Comment: The Equity Fund invested in derivatives during the past fiscal year, however, it seems that investment in derivatives is being removed from the Equity Fund’s principal investment strategy disclosure in its prospectus. Please confirm whether investment in derivatives will be part of the Equity Fund’s principal investment strategy going forward.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

June 29, 2017

Response: The Trust represents that investing in derivatives is no longer a principal investment strategy of the Equity Fund.

3.
Comment: On February 1, 2017, a 497 supplement was filed with respect to the Equity Fund that disclosed a change to the Equity Fund’s name. Please confirm whether that was the only change reflected in the supplement.

Response: The Trust represents that, in addition to the name change, the supplement reflected a related change to the Equity Fund’s principal investment strategy disclosure and added disclosure regarding a new waiver relating to the Equity Fund’s advisory fee.

4.	Comment: Please note that the letter to shareholders included in the February 28, 2017 annual report did not discuss the effect of derivatives on the performance of the Equity Fund.

Response: The Trust represents that the Equity Fund’s investment in derivatives terminated at the beginning of its last fiscal year and had no material impact on its performance for the fiscal year.

5.	Comment: Was there a change in benchmark for the Equity Fund since the prior period? If so, please note that there are specific disclosures required relating to such a change.

Response: The Trust represents that there has been no change in the Equity Fund’s benchmark.

6.
Comment: Please explain in correspondence why other expenses in the Equity Fund’s fee table are restated in its currently effective prospectus and in supplements filed since the date of that prospectus.

Response: The Trust represents that the Equity Fund restated “Other Expenses” in its July 1, 2016 prospectus primarily due to renegotiations of fees with various service providers that were not entirely reflected in the expense ratio for the February 29, 2016 annual report. Further, the Trust represents that there were material changes made to sub-adviser arrangements that had a direct impact on the expenses of the Equity Fund -- specifically, the elimination of two sub-advisers that held derivative securities and a very broad based equity portfolio during the first half of the 2016 calendar year. As a result, the Equity Fund determined to restate “Other Expenses” to reflect current expenses. The Trust notes that “Other Expenses” did not change in the supplements filed since the date of the July 1, 2016 prospectus.

7.	Comment: Please confirm that the disclosure requirements of ASC 820-10-50-6A will be included regarding investments in private funds that are valued using NAV as the practical expedient.

Response: The Trust confirms that the disclosure requirements of ASC 820-10-50-6A will be included going forward.

June 29, 2017

8.
Comment: Please note that Item 27(d) of Form N-1A requires that a fund’s annual and semiannual reports contain a graphical representation of holdings. While the February 28, 2017 annual report contains a summary of investments for the Equity Fund and the Aspiriant Risk-Managed Municipal Bond Fund (“Muni Fund”), there does not seem to be one included for the Aspiriant Defensive Allocation Fund.

Response: The Trust represents that it will include a graphical representation of holdings for the Aspiriant Defensive Allocation Fund in future filings.

9.
Comment: The SEC staff noted that the Muni Fund assumed the assets of a private fund upon the commencement of operations. To the extent the Trust launches another series in that manner in the future, please note that the staff requires certain disclosures including 2 years of audited S-X compliant financials for the private fund. The staff recommends reaching out to the staff to discuss current disclosure requirements before filing.

Response: The Trust represents that it has taken note of the staff’s recommendation.

Please contact me at (202) 373-6091 with questions or comments.
Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

cc: Benjamin D. Schmidt, Aspiriant Trust